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[LETTERHEAD]

                                 July 10, 2000

Dear Shareholder:

    We are pleased to inform you that National-Standard Company (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Heico Holding, Inc. ("Parent") and NS Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of the Company's common stock at $1.00 per share, net to the Seller in cash without interest thereon. If the tender offer is consummated and certain other conditions are met, the Merger Agreement provides that the tender offer will be followed by a merger of Purchaser with and into the Company. In the merger, each outstanding share of common stock will be converted into $1.00 in cash (other than shares held by Parent or any of its subsidiaries, the Company or any of its subsidiaries, and dissenting shareholders).

    Your Board of Directors has approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and the merger are fair to, and in the best interest of, the shareholders. Accordingly, the Board of Directors recommends that shareholders accept the offer and tender their shares.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. These factors include the liquidity difficulties currently being experienced by the Company, which have adversely affected the Company's ability to pay its suppliers on customary trade terms and to access sufficient working capital financing under its credit facility. These factors also include the opinion of U.S. Bancorp Piper Jaffray Inc. that, as of the date of its opinion and subject to the matters described therein, the cash consideration of $1.00 per share to be received by shareholders pursuant to the tender offer and the merger is fair to such shareholders from a financial point of view. You are urged to read such opinion, which is included as Annex A to the enclosed
Schedule 14D-9, in its entirety.

    In addition to the attached Schedule 14D-9 relating to the tender offer, also enclosed is the Offer to Purchase, dated July 10, 2000, of Purchaser, together with related materials. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          /s/ Ronald Kalich

                                          President and Chief Executive Officer

[LOGO]
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           NATIONAL-STANDARD COMPANY

                           (Name of Subject Company)

                           NATIONAL-STANDARD COMPANY

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   637742107

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               TIMOTHY C. WRIGHT
                                GENERAL COUNSEL
                           NATIONAL-STANDARD COMPANY
                               1618 TERMINAL ROAD
                             NILES, MICHIGAN 49120
                                 (616) 683-8100

                                WITH A COPY TO:

                               PATRICK J. MALONEY
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                          CHICAGO, ILLINOIS 60602-4207
                                 (312) 372-1121

  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is National-Standard Company, an Indiana corporation (the "Company"), the address of the principal executive offices of the Company is 1618 Terminal Road, Niles, Michigan 49120 and the telephone number of the principal executive offices of the Company is (616) 683-8100.

    (b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of the Common Stock. As of July 7, 2000, there were 5,788,569 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its direct and indirect subsidiaries, viewed as a single entity.

    (b) This statement relates to the tender offer (the "Offer") by NS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of Heico Holding, Inc., a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at a price of $1.00 per Share, net to the seller in cash, without interest thereon, subject to the terms and conditions set forth in Purchaser's Offer to Purchase, dated July 10, 2000, and the related Letter of Transmittal (together with the Offer to Purchase, and as they may be amended from time to time, the "Offer Documents"). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on July 10, 2000 (as amended or supplemented, the "Schedule TO"). The Offer Documents indicate that the principal executive offices of Purchaser and Parent are located at 5600 Three First National Plaza, Chicago, Illinois 60602.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 26, 2000 (the "Merger Agreement"), among the Company, Purchaser and Parent. The Merger Agreement, which is Exhibit 1 to this Schedule 14D-9, is incorporated herein by reference in its entirety.

    The Merger Agreement provides that, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, or Shares held by shareholders who properly exercise their dissenters' rights, if any, under the Indiana Business Corporation Law) will be converted, by virtue of the Merger and without any action by the holder thereof, into the right to receive $1.00 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Offer Price"). The Merger Agreement is summarized in
Section 11 of the Purchaser's Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Schedule I attached to this Schedule 14D-9 and incorporated herein by reference. Certain contacts between the Company and the Parent and its affiliates are described in Item 4 of this Schedule 14D-9 under the heading "Background."

    Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or

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potential conflict of interest between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or
(ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

THE MERGER AGREEMENT

    A summary of certain provisions of the Merger Agreement is set forth under the caption "The Merger Agreement" in Section 11 of the Purchaser's Offer to Purchase, and such summary is incorporated herein by reference. The summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as an exhibit to this
Schedule 14D-9. The Merger Agreement may be examined, and copies obtained, at the places and in the manner set forth in Section 8 of Purchaser's Offer to Purchase, which is enclosed with this Schedule 14D-9.

CONFIDENTIALITY AGREEMENT

    The following is a summary of certain provisions of a Confidentiality Agreement dated February 18, 2000 between the Company and Heico Acquisitions, an affiliate of Parent (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. The Confidentiality Agreement may be examined, and copies obtained, at the places and in the manner as set forth in Section 8 of the Purchaser's Offer to Purchase, which is enclosed with this
Schedule 14D-9.

    Pursuant to the terms of the Confidentiality Agreement, Heico Acquisitions agreed to provide, among other things, for the confidential treatment of certain confidential information concerning the Company and of the discussions regarding the Offer and the Merger. Heico Acquisitions agreed that for a period of one year from the date of the Confidentiality Agreement neither it nor its affiliates will solicit the employment of any officer or employee of the Company without the prior written consent of the Company. Heico Acquisitions further agreed that, unless the Company has so requested in writing, neither it nor its affiliates will, for a period of one year from the date of the Confidentiality Agreement, (i) effect, seek or propose to effect, or assist any other persons in, among other things, any acquisition of any securities or assets of the Company or any of its subsidiaries, any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company;
(ii) form, join or in any way participate in a "group" or act in concert with any other person or entity or otherwise become a "person" (both as defined under Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company; or (iii) otherwise act alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company.

ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

EMPLOYMENT AGREEMENTS

    The Company has an employment agreement with Ronald B. Kalich, its President and Chief Executive Officer, and Supplemental Compensation Agreements with Michael K. Conn, Chief Financial Officer, David Lawrence, Treasurer, and
Timothy C. Wright, General Counsel and Secretary, described under the section captioned "Certain Contracts with Named Executives" in Schedule I hereto. In the event of a change of control (as defined therein), Messrs. Kalich, Conn, Wright and Lawrence may, under certain circumstances, terminate the agreements and be entitled to lump sum payments equal to the multiples of salary and bonus specified in their respective agreements. The purchase of more than 50% of the Shares pursuant to the Offer will constitute a change of control for purposes of those agreements. The lump sum amounts that would be payable to Messrs. Kalich, Conn, Wright and Lawrence if their respective agreements were terminated in accordance with their terms would be up to approximately $1,428,000, $217,000, $243,000 and $239,000, respectively, at August 31, 2000.

    In addition, upon a change of control, Mr. Kalich will become vested in his rights under the Company's Targeted Retirement Benefit Plan (described under the caption "Certain Contracts with Named Executives" in Schedule I hereto). Under that plan Mr. Kalich would be entitled to annual payments equal to approximately $195,000 (assuming a change of control had occurred as of August 31, 2000). The purchase of Shares pursuant to the Offer will constitute a change of control for the purposes of the vesting of Mr. Kalich's rights under such plan.

OPTIONS AND RESTRICTED STOCK HELD BY EXECUTIVE OFFICERS AND DIRECTORS

    The discussions under the headings "The Merger Agreement -- The Merger" and "-- Treatment of Restricted Stock" set forth in Section 11 of the Purchaser's Offer to Purchase are incorporated herein by reference.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

    The discussion under the heading "The Merger Agreement -- Indemnification" set forth in Section 11 of the Purchaser's Offer to Purchase is incorporated herein by reference.

APPRAISAL RIGHTS

    Shareholders do not have dissenters' rights as a result of the Offer. However, in the event the Common Stock is not registered on a national securities exchange or quoted for trading on the Nasdaq National Market at the record date for any shareholder vote on the Merger (if any such vote is required) holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Chapter 44 of the Indiana Business Corporation Law ("IBCL") ("Chapter 44") to dissent and demand fair value of their shares. Dissenters' rights will not be available if the Merger is effected pursuant to the short-form merger provisions of the IBCL as described in
Section 11 of the Purchaser's Offer to Purchase. See Section 7 of the Purchaser's Offer to Purchase for a discussion of the possible delisting of the Shares. Under Chapter 44, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors.

    The Company's Board of Directors, by unanimous vote of all directors present at a meeting on June 26, 2000, has (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable, fair to and in the best interests of the Company's stakeholders, including shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and
(iii) resolved to recommend that the Company shareholders accept the Offer and vote for the approval and adoption of the Merger Agreement and the Merger. This recommendation is based in part upon an opinion received by the Company from U.S. Bancorp Piper Jaffray Inc., the Company's financial advisor (the "Advisor"), that the Offer Price to be received by the holders of Common Stock in the Offer and in the Merger is fair to such shareholders (other than Parent and its affiliates) from a financial point of view. The full text of the fairness opinion received by the Company from the Advisor (the "Piper Jaffray Opinion") is filed as an exhibit to this
Schedule 14D-9 and attached as Annex A hereto. Shareholders are urged to read such opinion in its entirety.

    As set forth in the Offer Documents, Purchaser will purchase Shares tendered prior to the close of the Offer if there shall have been validly tendered and not withdrawn at the expiration of the Offer a number of Shares equal to at least a majority of the then outstanding Shares (the "Minimum Condition") and if all other conditions to the Offer have been satisfied or waived. Shareholders should be aware that if as a consequence of their failure to tender the Minimum Condition is not satisfied, or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and subject to the limitations under the Merger Agreement, can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Indiana law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the vote of any other shareholder.

    The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 4, 2000, unless Purchaser, as required under the Merger Agreement as described in the Offer to Purchase or otherwise in its discretion, elects to extend the period in which the Offer is open. A copy of the press release issued by the Company on June 27, 2000 announcing the Merger and the Offer is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (b) Background of the Offer; Reasons for the Recommendation.

BACKGROUND

    In September 1998, the Company engaged the Advisor to evaluate strategic alternatives available to the Company. In October 1998, the Advisor presented an analysis of a proposal it had received from The Heico Companies LLC ("Heico"), an affiliate of the Parent, in which Davis Wire Corporation ("Davis Wire"), a subsidiary of The Heico Companies, LLC, would acquire control of the Company, with shareholders of the Company having the option to either retain shares in a new entity formed by the merger of Davis Wire and the Company, or receive $5.00 per share in cash. The Board of Directors determined at that time that the Company should remain independent, and the Company did not pursue Heico's proposal.

    The Company continued to implement its strategy of focusing on its core businesses and seeking to improve its financial structure through cost reductions, increased productivity and the sale of non-core assets. The Company was able to pay down significant amounts of debt through these sales. However, adverse pricing developments at both the supplier and customer levels continued to have a negative effect on earnings and cash flow, while putting a strain on a reduced borrowing base.

    On December 23, 1999, Ronald B. Kalich, President and Chief Executive Officer of the Company, received a letter from Richard D. Denison of First San Francisco Corporation, an investment banker representing Heico. The letter stated that Mr. Denison believed a possible business combination consistent with Heico's October 1998 proposal continued to have economic merit. On January 4, 2000, Mr. Kalich received a telephone call from Mr. Denison and advised him that his inquiry would be reported to the Board of Directors of the Company at its next scheduled meeting on January 27, 2000. Following a discussion of these contacts at that Board meeting, the Board authorized Mr. Kalich to pursue exploratory discussions.

    On February 10, 2000, Mr. Kalich met with Mr. Heisley and Mr. Denison at the Company's executive offices. They discussed the Company's capital needs and different possible structures for a transaction.

    On February 11, 2000, Mr. Kalich reported on this meeting to the Executive Committee of the Board (David Craigmile, Charles Schroeder and Mr. Kalich). The Executive Committee authorized Mr. Kalich to pursue the matter further with the Parent.

    On February 13, 2000, at an American Wire Producers Association Meeting in San Diego, California, Mr. Kalich held informal discussions with the chief executive officer of another company which had earlier (in 1997) expressed an interest in a business combination with the Company. Such chief executive officer indicated that any merger discussions with the Company should be deferred to a future date.

    On February 18, 2000, Mr. Kalich sent a confidentiality agreement to Thomas
H. Pearson, a representative of the Parent. The confidentiality agreement was executed and returned on February 24, 2000.

    On March 7, 2000, Mr. Kalich, Michael K. Conn (Vice President of Finance and Administration and Chief Financial Officer of the Company), and Rex Northcutt (Director of Accounting at the Company) met in Chicago with Mr. Pearson and
E. A. Roskovensky, President of Davis Wire. At this meeting each party presented summary financial information. The parties agreed that there was enough economic potential in the possible combination of the businesses to warrant further mutual due diligence.

    From March 15 to March 17, 2000 representatives of Davis Wire conducted plant visits at the Company's Niles, Michigan and Stillwater, Oklahoma plants. On March 17, 2000, Mr. Kalich and Ken Staudinger, General Manager of the Company's Bead Wire Group, and Larry Thomas, General Manager of the Company's Weld Wire Group, visited Davis Wire's Kent, Washington facility. They met there with Mike Quirk, Vice President and General Manager of Kent Davis Wire, and Don Meiser, Vice President of Sales for Kent Davis Wire.

    On March 20, 2000, Mr. Kalich received from Mr. Roskovensky a due diligence request list.

    On March 21, 2000, Mr. Kalich participated in a conference call with Mr. Roskovensky and Stanley H. Meadows (Director and Assistant Secretary of the Parent) addressing the conduct of further due diligence and the possible structure of a transaction.

    At a regularly scheduled meeting of the Company's Board on March 22, 2000, Mr. Kalich updated the Board on details of discussions to date with the Parent. The Board authorized Mr. Kalich to continue discussions.

    From April 3 to April 7, 2000, representatives of Davis Wire conducted due diligence at the Company's headquarters. At an April 5, 2000 meeting of the Executive Committee of the Board, Mr. Kalich reported the results of discussions with Davis Wire to date and was authorized to continue such discussions.

    On May 1, 2000, Mr. Kalich met with Mr. Roskovensky. Mr. Roskovensky reviewed various alternative transactions involving a combination of Davis Wire and the Company. In addition, the preliminary results of an environmental study that Davis Wire had conducted were reviewed. This study suggested possible environmental liabilities significantly in excess of amounts the Company considered appropriate.

    From May 2 to May 13, 2000, Mr. Kalich and Mr. Roskovensky communicated several times regarding the valuations of the Company and Davis Wire and the assets and liabilities of each Company.

    From May 15 to May 19, 2000, financial, operational, legal and environmental representatives of the Company conducted due diligence reviews at the Davis Wire Facilities in Irwindale, California, Hayward, California, and Kent, Washington.

    On May 23, 2000, Mr. Kalich and Mr. Conn met with Mr. Meadows and
Mr. Roskovensky at the Parent's offices in Chicago. At that meeting, representatives of the Parent, after expressing continued concern over future environmental liabilities of the Company, proposed a transaction in which the Company and Davis Wire (which for purposes of the proposed transactions would include Davis Wire's

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affiliates Jaenson Wire Corporation and Davis Wire Pueblo Corporation) would merge, with Company shareholders receiving stock in the surviving company, with no option to receive cash. Heico's proposal provided for a formula to determine the percentage of shares to be held by Company shareholders based on each entity's earnings before interest, taxes, depreciation and amortization ("EBITDA"), and liabilities. At that time, the proposal contemplated Company shareholders receiving between 8% and 13% of the surviving company. On that date, Davis Wire gave Mr. Kalich a letter summarizing these terms.

    At a meeting on May 24, 2000, Mr. Kalich reported to the Board on the background leading up to the latest proposal from the Parent and the alternatives management had explored, and summarized the Parent's proposal. The Company's board of directors authorized management to pursue a transaction with the Parent.

    On May 26, 2000, Mr. Kalich, Timothy C. Wright, General Counsel and Secretary of the Company, and Patrick Maloney and Craig Walker of Bell, Boyd & Lloyd LLC, the Company's outside counsel ("Bell Boyd"), participated in a conference telephone call with Mr. Meadows and Helen Friedli of McDermott, Will & Emery, the Parent's outside counsel ("McDermott"). During that call
Mr. Meadows and Ms. Friedli indicated that, in order to make the transaction more tax-efficient for the Parent and certain of its affiliates, the Parent was suggesting a revised structure in which Company shareholders would receive shares in a corporation that would manage, and whose sole asset would be an ownership interest in, a limited liability company, which would in turn own and operate the businesses of Davis Wire, Jaenson Wire Corporation, Davis Wire Pueblo Corporation and the Company. During that call, the Parent's representatives indicated that a draft merger agreement would be provided to the Company by the end of the following week.

    Also on May 26, the Company renewed its engagement of the Advisor.

    On June 2, 2000, one of the Company's principal suppliers suspended production of the Company's order because it believed the Company was not in compliance with its current payment obligations. After discussions with the Company, the supplier resumed production; however, management of the Company determined that it would be desirable to announce a transaction as soon as possible in order to reassure suppliers as to the Company's continued viability. Mr. Kalich contacted Mr. Roskovensky to suggest that the parties execute a letter of intent pending the completion of a definitive merger agreement.
Mr. Roskovensky indicated that might be possible, and therefore on June 2, 2000, Bell Boyd prepared and delivered to Mr. Roskovensky and Mr. Meadows a draft letter of intent. Also on June 2, 2000, McDermott forwarded to the Company and Bell Boyd a draft merger agreement.

    On June 7, 2000, Bell Boyd provided comments on the first draft of the merger agreement to McDermott. On June 8, 2000, McDermott provided its version of a letter of intent to the Company and Bell Boyd.

    On June 9, 2000, Mr. Kalich, Michael Murphy of the Advisor, and
Messrs. Maloney and Walker of Bell Boyd met with Mr. Meadows, Ms. Friedli and Eric Orsic of McDermott. After a discussion of each party's proposed version of a letter of intent, the Company's representatives determined that the provisions the Parent would require in a letter of intent (including, among other things, a break-up fee of $2,000,000) were not acceptable. The parties agreed instead to proceed directly to negotiate and sign a definitive agreement as promptly as practicable. The parties then negotiated with respect to certain provisions of the draft merger agreement.

    On June 12, 2000, McDermott provided the Company and Bell Boyd with a revised draft of the merger agreement.

    On June 13, 2000, Mr. Roskovensky and Donn Laden, Chief Financial Officer of Davis Wire, and John Hicks, a representative of Parent, met with Mr. Kalich,
Mr. Conn and representatives of the Advisor at the Company's offices in Niles, Michigan. At this meeting, the Parent's representatives indicated that their pricing formula was then indicating that Company shareholders would receive only 4-5% of the stock in the new merged entity. The representatives of the Advisor indicated that they would need more information regarding Davis Wire, as well as a more definitive understanding of the consideration to be received by Company shareholders, for the Board to evaluate the transaction.

    On June 14, 2000, Bell Boyd provided McDermott with comments on the most recent draft merger agreement. Among other things, these comments reflected various concerns the Company and its counsel had with the proposed structure of the transaction and with the Parent's proposal that the consideration to be received by Company shareholders not be fixed at the time of signing, but would be subject to adjustment prior to closing. In light of those concerns, Mr. Murphy of the Advisor contacted Mr. Meadows on June 13, 2000 and again the next day to discuss those concerns and to ask whether the Parent would consider a cash transaction. Mr. Murphy and Mr. Meadows had several subsequent discussions concerning the consideration in a cash transaction, with Mr. Meadows indicating that the price would be less than $1.00 per share, and Mr. Murphy requesting that the Parent consider a price closer to then-current trading prices of the Common Stock. On June 16, 2000, Mr. Meadows told
Mr. Murphy that he would make a proposal for a cash transaction on June 19, 2000. Also on June 16, 2000, the Company provided disclosure schedules relating to the draft merger agreement to the Parent.

    In addition, during the week of June 12 to June 16, 2000, management of the Company had discussions with the Company's lender, Foothill Capital Corporation ("Foothill") in which Foothill indicated that the Company had reached the limits of its borrowing capacity under its current arrangements, and that Foothill would not consider providing any additional financing unless the Company executed an agreement providing for some form of restructuring or business combination.

    On June 19, 2000, the Parent sent a proposed letter of intent to the Company suggesting a cash merger at $1.00 per share. Management directed Mr. Murphy to attempt to negotiate a higher price, and directed Bell Boyd to ask McDermott to provide a draft agreement reflecting the new structure. On June 22, 2000, McDermott provided a new draft agreement contemplating a cash merger at $1.00 per share.

    During the week of June 19 to June 23, 2000, Mr. Kalich and Mr. Conn held discussions with the other company that in February had requested that any merger discussions be deferred. While that company indicated that it continued to be interested in a possible transaction with the Company, it also indicated that it would not be able to consider a transaction on a timetable that came at all close to what the Company's management believed was required.

    On the morning of June 23, 2000, the Company's board of directors met to further consider the proposed transaction. All of the directors were present except for Mr. Cucuz, who was out of the country and unreachable. Mr. Walter participated by telephone. The directors were provided with copies of the draft merger agreement as well as related materials. Management made presentations concerning the Company's financial situation and the background of the transaction. Bell Boyd explained the terms of the transaction and reviewed related legal issues. Representatives of the Advisor then presented materials to the directors analyzing the financial aspects of the transaction, and indicated that they were prepared to deliver a fairness opinion concerning the transaction as proposed. After further discussion among the directors, management was directed to attempt to finalize the transaction, but to continue to seek a higher price, all subject to director review over the weekend of the materials received at the meeting.

    Later that afternoon, Mr. Murphy conveyed to Mr. Meadows the Board's desire for a higher price. Mr. Meadows responded that Parent would not increase its $1.00 per share offer. Also later that afternoon, Ms. Friedli of McDermott informed Bell Boyd that the Parent now wished to pursue a cash tender offer structure. Still later on June 23, 2000, Bell Boyd sent a marked copy of the latest draft of the merger agreement to McDermott.

    On June 24, 2000, representatives of McDermott and Bell Boyd negotiated by phone concerning the Company's latest comments on the merger agreement. Later on June 24, 2000, McDermott distributed a revised draft of the merger agreement reflecting the tender offer structure.

    On the morning of June 26, 2000, representatives of Bell Boyd and McDermott negotiated concerning the provisions of the final version of the merger agreement. A meeting of the Board of Directors of the Company was held by telephone conference call at 3:00 p.m. Central time on June 26 (with all directors present except Mr. Cucuz, who was still out of the country and unreachable), at which the revised terms of the transaction (including the tender offer structure and its effects) were discussed. After this discussion the Advisor delivered its fairness opinion. The Board then (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable, fair to and in the best interests of the Company's stakeholders, including shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), subject to finalization of definitive terms, and
(iii) resolved to recommend that the Company shareholders accept the Offer and vote for the approval and adoption of the Merger Agreement and the Merger. After further negotiations between Bell Boyd and McDermott that afternoon and evening, the Merger Agreement was finalized and executed by the parties that night.

    The Company announced the execution of the Merger Agreement before the opening of the market on the morning of June 27, 2000.

REASONS FOR THE RECOMMENDATION

    In reaching its conclusions to approve the Merger and recommend that shareholders accept the Offer, the Board of Directors of the Company considered a number of factors, including the following:

        (i) analysis of the historical and projected financial condition, results of operations and cash flows of the Company and the Company's current and projected liquidity position, which, among other things, showed the Company having insufficient sources of liquidity, absent the provision to the Company of additional financing by a third party;

        (ii) the actions by the Company's senior lender, Foothill Capital Corporation, and certain of the Company's suppliers that are described under "Background" and their likely adverse effect on the Company's liquidity position, as well as the statements made by Foothill Capital Corporation to the Company's management that it would be willing to consider the provision of additional short-term financing if a merger agreement were entered into;

       (iii) the financial and other terms and conditions of the Offer and the Merger Agreement including the likely timing of the Offer and Merger;

        (iv) the Board's view of the likelihood of additional liquidity resources being available to the Company from Heico after consummation of the Offer;

        (v) the competitive environment in which the Company operates including the ability of the Company to raise prices or otherwise seek improved terms from customers in any material respect;

        (vi) the history of Heico and its affiliates in the wire business including the record of profitability achieved by Heico's affiliate, Davis Wire;

       (vii) the interests of certain directors and executive officers in the transaction under certain agreements and plans applicable to them;

      (viii) that the $1.00 per Share price to be received by the Company's shareholders in both the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's shareholders;

        (ix) that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that the funds necessary to consummate the Offer and the Merger are available and will be provided to Purchaser;

        (x) the written opinion of US Bancorp Piper Jaffray that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger is fair to such shareholders (other than Parent and its affiliates) from a financial point of view (a copy of the Piper Jaffray Opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken by U.S. Bancorp Piper Jaffray, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference). This opinion is directed only to the fairness, from a financial point of view, of the $1.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY;

        (xi) the presentation of US Bancorp Piper Jaffray to the Board of Directors at its meetings on June 23, 2000 and June 26, 2000, respectively, as to various financial and other matters involving the Company and the transaction which the Board of Directors deemed relevant, including, among other things, (a) a review of the Company's historical financial performance and other data provided to US Bancorp Piper Jaffray by the Company relating to the Company's business, (b) a review of the historical stock prices and trading volumes of the Shares, (c) a review of the enterprise value implied by the Offer Price and liabilities to be assumed in the Merger in relation to enterprise values of certain publicly traded companies deemed comparable by U.S. Bancorp Piper Jaffray, (d) a review of the enterprise value implied by the Offer Price and liabilities to be assumed in the Merger in relation to transaction values in certain other transactions deemed comparable by U.S. Bancorp Piper Jaffray, and (f) an analysis of the Company's liquidity position;

       (xii) management's discussions with other potential interested parties concerning possible business combinations;

      (xiii) the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors under Indiana law and subject to certain conditions contained in the Merger Agreement, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger taken together, upon the payment of a $1.25 million termination fee, plus expenses of Parent and Purchaser;

       (xiv) the future of the Company's employees;

       (xv) the impact of the Offer and the Merger on existing options and shares of restricted stock;

       (xvi) the opinion of management that in the event of a bankruptcy filing, shareholders would likely receive less than $1.00 per share due to the administrative and other costs and damage to the business associated with a bankruptcy proceeding;

      (xvii) the recent trading prices and low trading volume for the Common Stock which suggested that trades were infrequently being made and thus, because there was not an active market of buyers and sellers, the current market prices for Common Stock may not be a reliable indication of fair value; and

      (xviii) the impact on the communities in which the Company's facilities are located, and on its customers and suppliers, if a transaction was not completed and a bankruptcy filing became necessary.

    The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

    (c) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained U.S. Bancorp Piper Jaffray Inc. as its financial advisor in connection with a possible transaction involving the Company. Pursuant to its agreement with the Advisor, the Company agreed to pay the Advisor (i) a retainer of $25,000 upon its initial engagement in September 1998,
(ii) an additional retainer of $50,000 in May 2000, and (iii) a fee of $100,000 for each fairness opinion it rendered. In addition, the Advisor will receive a fee upon the consummation of the Merger equal to $725,000, with the fairness opinion fees previously described being credited against such amount. In addition, the Company has agreed to reimburse the Advisor for its out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify the Advisor and its partners, employees, agents, affiliates or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under Federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as follows:

    On the dates indicated below, the trustee of the Company's Employee Stock Savings Plan acquired the number of shares shown, at the prices indicated, on behalf of such Plan.

                        NUMBER     PURCHASE
DATE                   OF SHARES    PRICE
----                   ---------   --------
05/01/2000                 300     $2.1250
05/03/2000                 200      2.2500
05/05/2000               1,300      2.2212
05/08/2000               8,000      2.5000
05/08/2000               2,000      2.5000
05/10/2000               3,200      2.3750
05/16/2000               1,500      2.3750
05/26/2000                 500      2.0625
05/30/2000               6,200      1.9375
06/08/2000                 500      2.1250
06/09/2000               5,533      2.0339
06/26/2000                  26      1.5000

    On the dates indicated below, the trustee of the Company's Hourly Employees' Savings and Investment Plan acquired the number of shares shown, at the prices indicated, on behalf of such Plan.

                        NUMBER     PURCHASE
DATE                   OF SHARES    PRICE
----                   ---------   --------
06/09/2000                  76     $2.0000
06/26/2000                 174      1.5000

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as set forth or incorporated by reference herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth or incorporated by reference herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

    (a)  State Business Combination Law

    INDIANA. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in those states. In EDGAR
V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made certain corporate acquisitions more difficult. In CTS CORP. V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions.

    Chapter 42 of the IBCL ("Chapter 42") states that unless the articles of incorporation or the bylaws of an "issuing public corporation" provide that the provisions of Chapter 42 do not apply to acquisitions of shares of such issuing public corporation, an acquiring person, such as Purchaser, who makes a "control share acquisition" with respect to such issuing public corporation may not exercise voting rights pertaining to any "control shares" unless such rights are conferred by holders of a majority of the outstanding shares of voting stock of such issuing public corporation, excluding shares held by such acquiring person or any officer or employee director of such issuing public corporation ("interested shares"), at a meeting of the shareholders. Chapter 42 defines "issuing public corporation" as any corporation that has: (i) 100 or more shareholders, (ii) its principal office or substantial assets within Indiana, and (iii) more than 10% of its shareholders residing in Indiana, more than 10% of its shares owned by Indiana residents or 10,000 shareholders residing in Indiana. Chapter 42 defines "control shares" as an aggregate number of shares owned by a person or in respect of which the person may exercise or direct the exercise of the voting power of the issuing public corporation in an election of directors within any of the following ranges: (a) one-fifth or more but less than one-third, (b) one-third or more but less than a majority, or (c) a majority or more. Chapter 42 defines a "control share acquisition" as the acquisition of either ownership or the power to direct the voting power of issued and outstanding control shares. The Company has taken action necessary to render Chapter 42 inapplicable to the Offer.

    Chapter 43 of the IBCL ("Chapter 43") generally prohibits an Indiana corporation from engaging in a "business combination" (defined generally as a variety of transactions, including mergers) with an "interested shareholder" (defined generally as a person that is the beneficial owner of 10% or more of a corporation's outstanding voting stock) for a period of five years following the date that such person became an interested shareholder, unless, among other things, prior to the date such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder. The Company Board has approved the Merger Agreement and the Purchaser's acquisition of shares pursuant to the Offer. Therefore, Chapter 43 does not apply to the Merger.

    Indiana also has a takeover offers statute that by its terms would be inapplicable to the Offer because the Company does not have its principal place of business in Indiana.

    (b)  Antitrust

    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to these requirements.

    A Notification and Report Form with respect to the Offer is expected to be filed under the HSR Act as soon as practicable following commencement of the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing by the Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. In addition, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material from Parent. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the 10th day after substantial compliance by Parent with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

ITEM 9. EXHIBITS.

                EXHIBIT
                NUMBER                                       DESCRIPTION
         ---------------------                               -----------
           1                         Merger Agreement among the Company, Heico Holding, Inc. and
                                     NS Acquisition Corp. dated as of June 26, 2000 (incorporated herein by reference to Exhibit (a)(5)(iv) to Schedule TO of
                                     Heico Holding, Inc. and NS Acquisition Corp., filed on
                                     July 10, 2000).

           2                         Employment Agreement effective November 16, 1999 between
                                     Ronald B. Kalich and the Company.

           3                         Form of Supplemental Compensation Agreement with Certain
                                     Officers (incorporated by reference to Exhibit 10(a)(iv) to the Company's Annual Report on Form 10-K for the Fiscal Year
                                     ended September 30, 1997)

           4                         Opinion of U.S. Bancorp Piper Jaffray Inc., dated June 26,
                                     2000 (attached to Schedule 14D-9 mailed to shareholders as
                                     Annex A).

           5                         Consent of U.S. Bancorp Piper Jaffray Inc.

           6                         Press Release issued by the Company on June 27, 2000
                                     (incorporated herein by reference to Exhibit 99.1 to the
                                     Company's current report on Form 8-K dated June 27, 2000).

           7                         Confidentiality Agreement dated February 18, 2000 between
                                     the Company and Heico Acquisitions.

           8                         Letter dated July 10, 2000 from Ronald B. Kalich to the
                                     shareholders of the Company (included with Schedule 14D-9
                                     mailed to shareholders).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2000                                         NATIONAL-STANDARD COMPANY

                                                      By:  /s/ RONALD B. KALICH
                                                           ------------------------------------------
                                                           Ronald B. Kalich
                                                           President and Chief Executive Officer

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                      DESCRIPTION
       ------                                      -----------
          1                Merger Agreement among the Company, Heico Holding, Inc. and
                           NS Acquisition Corp. dated as of June 26, 2000 (incorporated herein by reference to Exhibit (a)(5)(iv) to Schedule TO of
                           Heico Holding, Inc. and NS Acquisition Corp., filed on
                           July 10, 2000).

          2                Employment Agreement effective November 16, 1999 between
                           Ronald B. Kalich and the Company.

          3                Form of Supplemental Compensation Agreement with Certain
                           Officers (incorporated by reference to
                           Exhibit 10(a)(iv) to the Company's Annual Report on
                           Form 10-K for the Fiscal Year ended September 30, 1997).

          4                Opinion of U.S. Bancorp Piper Jaffray Inc., dated June 26,
                           2000 (attached to Schedule 14D-9 mailed to shareholders as
                           Annex A).

          5                Consent of U.S. Bancorp Piper Jaffray Inc.

          6                Press Release issued by the Company on June 27, 2000
                           (incorporated herein by reference to Exhibit 99.1 to the
                           Company's current report on Form 8-K dated June 27, 2000).

          7                Confidentiality Agreement dated February 18, 2000 between
                           the Company and Heico Acquisitions.

          8                Letter dated July 10, 2000 from Ronald B. Kalich to the
                           shareholders of the Company (included with Schedule 14D-9
                           mailed to shareholders).

                                   SCHEDULE I

                           NATIONAL-STANDARD COMPANY
                               1618 TERMINAL ROAD
                             NILES, MICHIGAN 49120
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about July 10, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of National-Standard Company (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On June 26, 2000, the Company, Heico Holding, Inc., a Delaware corporation ("Parent"), and NS Acquisition Corp, a Delaware corporation ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, at a price of $1.00 per Share net to the seller in cash, and
(ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement requires the Company to take such action as Purchaser may reasonably request to cause Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers -- Right to Designate Directors; Purchaser Designees" below.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 10, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Friday, August 4, 2000, unless the Offer is extended.

    The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy of completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 7, 2000, there were 5,788,569 Shares outstanding, 1,230,500 shares reserved for issuance upon exercise of outstanding options and 100,000 shares reserved for issuance upon exercise of an outstanding stock purchase warrant. The Board of Directors currently consists of eight members, divided into three classes with staggered terms of three years. At each annual meeting of shareholders, directors of the class whose term expires on the date of such meeting are elected to hold office for three years.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for at least a majority of the outstanding Shares, Parent and Purchaser shall be entitled to designate the number of directors, rounded up to the nearest whole number, as will give Parent and Purchaser representation on the Company's Board of Directors equal to the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the directors designated by Parent and Purchaser) and the percentage that the aggregate number of Shares so purchased bears to the total number of Shares then outstanding. The Company has agreed that, upon request of Parent, it will promptly either increase the size of its Board of Directors or exercise its reasonable best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board of Directors, and that it shall cause Parent's designees to be so elected or appointed at such time.

    Parent and Purchaser have indicated that they will designate Michael E. Heisley, Sr., E.A. Roskovensky, Stanley H. Meadows and Emily Heisley Stoeckel as Parent's designees (the "Parent Designees").

    Mr. Michael F. Heisley, Sr. has been President and Chief Executive Officer of Heico Holding, Inc. since October 1997. Prior to October 1997, he was Chairman of the Board of Heico Holding, Inc. Mr. Heisley serves as Chairman of the board of directors of Davis Wire Corporation and WorldPort
Communications, Inc. Mr. Heisley serves as Director and Chairman and Chief Executive Officer of NS Acquisition Corporation. Mr. Heisley is the father of Emily Heisley Stoeckel.

    Mr. Stanley H. Meadows has served as a Director and Assistant Secretary of Heico Holding, Inc. since October 1997. Mr. Meadows is also Director and Assistant Secretary of NS Acquisition Corp. Mr. Meadows is the president of a professional corporation that is a partner at the law firm of McDermott, Will & Emery since 1985.

    Ms. Emily Heisley Stoeckel has served as a Director of Heico Holding, Inc. since October 1997. Since 1995, Ms. Stoeckel has been Managing Director of Heico Acquisitions. Ms. Stoeckel is also a Director of Tom's Foods, Inc. Ms. Stoeckel is the daughter of Michael E. Heisley, Sr.

    Mr. E. A. Roskovensky serves as President and Secretary of NS Acquisition Corp. He is also the President and Chief Executive Officer of Davis Wire Corporation. Mr. Roskovensky serves on the board of directors of QuadraMed Corporation.

    None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company, except that The Heico Companies, L.L.C., an affiliate of Parent of which Michael E. Heisley, Sr. is the President and Chief Executive Officer, is the beneficial owner of 25,500 Shares (representing 0.4% of the outstanding Shares). The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed herein or in the
Schedule 14D-9.

    It is expected that the Parent Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

    Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                                   DIRECTORS

    The names of the members of the Board of Directors, and certain information with respect to each, are as follows:

                                                                                        YEAR FIRST
                                                   PRINCIPAL OCCUPATION                   BECAME
         NAME              AGE                    AND OTHER INFORMATION                 A DIRECTOR
         ----            --------                 ---------------------                 -----------
DIRECTORS WHOSE TERM EXPIRES IN 2001

David F. Craigmile          72      Executive Committee member, The Lincoln Foundation     1989
                                    for Business Excellence; Director, Elkay
                                    Manufacturing Company; formerly President, Elkay
                                    Manufacturing Company (plumbing and drinking water
                                    products), 1985 to 1994.

Ranko Cucuz                 55      Chairman and Chief Executive Officer of Hayes          1997
                                    Lemmerz International, Inc. (automobile industry
                                    supplier).

Donald F. Walter            68      Financial Consultant, Walter & Keenan Financial        1983
                                    Consulting Co.; Director, MetroBanCorp., CerProbe
                                    Corp.

DIRECTORS WHOSE TERM EXPIRES IN 2002

Ronald B. Kalich            52      President and Chief Executive Officer of the           1998
                                    Company since November 1999; previously President,
                                    Getz Brothers & Co., Inc. (international
                                    distribution company); Director, The
                                    Carbide/Graphite Group, Inc., Thomas and Betts
                                    Corp.

Ernest J. Nagy              70      Formerly Chairman, Tri Star Distributing, Inc.,        1986
                                    1995 to 1999 (distributor of electronic components
                                    for RV industry); previously Chairman, Sudler,
                                    Nagy, Inc. (real estate management and
                                    investments), 1992 to 1995; past Chairman,
                                    President and CEO of Riblet Products Corp.
                                    (supplier to the mobile home and RV manufacturing
                                    industry); 1975 to 1990.

Donald R. Sheley, Jr.       58      Formerly Vice President Finance and CFO, Standard      1999
                                    Products Co.

DIRECTORS WHOSE TERM EXPIRES IN 2003

Michael B. Savitske         58      Vice Chairman of the Company since November 1999;      1989
                                    Previously President and Chief Executive Officer
                                    of the Company; Director, Protection Mutual
                                    Insurance Co.

Charles E. Schroeder        64      President, Miami Corporation (a private investment     1973
                                    company).

    The Board of Directors has a standing Audit Committee, a Governance Committee, and an Executive Committee.

    The Audit Committee, composed of nonemployee directors, oversees the audit of the corporate accounts through independent public accountants whom it recommends for selection by the Board of Directors. The Committee reviews the scope of the audit with such accountants and their related fees. The Committee held three meetings during the 1999 fiscal year. The members of the Committee were Mr. Nagy, Chairman, Mr. Kalich, Mr. Schroeder, and Mr. Sheley. Effective in November 1999, Mr. Kalich withdrew from serving on this Committee.

    The Governance Committee, composed of nonemployee directors, reviews and recommends executive and director compensation, including bonus payments to elected corporate officers. It also has as its stated purpose to develop, establish and recommend to the Board criteria for the nomination and tenure of the directors and to submit for approval of the Board nominees for election as directors at each annual meeting of shareholders and for any vacancy that may occur on the Board. The Committee may consider nominees recommended by shareholders or anyone else, or, in its discretion, may limit its consideration to nominees selected by the Committee. Any shareholder wishing to recommend a nominee may forward such recommendation to the Governance Committee, c/o the Secretary of the Company. The Committee members communicate with each other from time to time in person and by telephone and act on matters by either a formal meeting or by unanimous written consent. The Committee held three meetings during the 1999 fiscal year. The members of the Committee are Mr. Walter, Chairman, Mr. Craigmile, and Mr. Cucuz.

    The Executive Committee has, during the interval between regular meetings of the Board of Directors, the authority to exercise all the powers of the Board which may be legally delegated to it in the management and direction of the business and affairs of the Company. The Committee held two meetings during the 1999 fiscal year. The members of the Committee are Mr. Schroeder, Chairman, Mr. Craigmile, and, effective in November 1999, Mr. Kalich.

    The Company's Board of Directors held seven meetings during the 1999 fiscal year. All directors were present for 75% or more of the total number of meetings of the Board and its Committees.

           GOVERNANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Governance Committee is composed of Donald F. Walter (Chairman), David
F. Craigmile and Ranko Cucuz. None of our current or past executive officers or employees serves on the Governance Committee. None of our executive officers serves on the board or the compensation committee of any entity whose directors or officers serve on our Governance Committee.

                           COMPENSATION OF DIRECTORS

    Directors who are employees of the Company receive no additional compensation for service on the Board. Directors who are not employees of the Company each receive an annual retainer of $16,000 (the Chairman's retainer is $40,000), plus a fee of $800 for each Board or Committee meeting attended and $250 for each subsequent meeting attended in the same day. All directors are reimbursed for out-of-pocket expenses in attending Board or Committee meetings; directors, as such, do not participate in any Executive Compensation Plans.

    Under the Company's Directors' Retirement Income Plan, a nonemployee director is entitled to receive an annual retirement benefit, paid quarterly, equal to the annual retainer payable to the director during his last full year on the Board. A director's normal retirement date is the later of age 70 or the end of any term of service on the Board in which he attains age 70. No director whose appointed or elected service on the Board is less than five years will be entitled to a retirement benefit. Such amount is payable over a period as measured by the shortest of:

    (a) life, or

    (b) years of service on the Board as computed in full quarters, or

    (c) 10 years.

    The above benefits are payable only to the retired director. In the event of death while on the Board, a death benefit equal to a full year's retainer fee will be paid to the director's designated beneficiary. Directors appointed or elected after November 20, 1996, who have not previously served on the Board, are not eligible to participate in this plan.

    Current and new nonemployee directors participate in the Stock Option Plan for Nonemployee Directors ("Directors' Plan"). Under this Directors' Plan, each nonemployee director will be granted an option to purchase 2,000 shares of Common Stock on the first business day after the date on which the Annual Meeting of Shareholders is held.

    The option price for each option granted to nonemployee directors shall be 100% of the fair market value of the shares subject to option on the date of option grant. The option term shall be ten years. The period of exercise following death shall be one year. In the event of any other termination of service on the Board, each option shall be exercisable for the lesser of three years or the balance of its ten-year term.

    Grants to date under the Directors' Plan include an initial grant of 12,000 option shares at an option price of $8.50 made January 24, 1997; a grant of 14,000 option shares at an option price of $5.8125 made January 23, 1998; a grant of 14,000 option shares at an option price of $3.9375 made January 29, 1999; and a grant of 12,000 option shares at an option price of $2.375 made January 31, 2000.

                       EXECUTIVE OFFICERS OF THE COMPANY

                                          POSITION(S) HELD                       OFFICER OF THE
          NAME                            WITH THE COMPANY                       COMPANY SINCE
          ----                            ----------------                       --------------
Ronald B. Kalich          President and Chief Executive Officer                       1999
Michael K. Conn           Vice President, Finance and Administration                  2000
David L. Lawrence         Treasurer, Assistant Secretary                              1987
Timothy C. Wright         General Counsel and Secretary                               1996

    Mr. Conn was appointed Vice President, Finance & Administration and Chief Financial Officer on January 3, 2000. Mr. Conn has been with the Company for 13 years and previously served as Director of Tax and Financial Reporting and more recently as Director of Administration. Prior to joining the Company, Mr. Conn, a CPA, held various positions with Price Waterhouse from 1977 to 1986.

    Mr. Kalich joined the Company in 1999. Prior to joining the Company, Mr. Kalich was President and CEO of Getz International, a unit of The Marmon Group, from 1993 to 1999. Prior to 1993, he held executive positions with Danaher Corporation, Forstman Little & Company, and Cooper Industries, from 1972 to 1993.

    Mr. Wright joined the Company in 1996. Mr. Wright operated his own practice, Wright Associates, from 1993 to 1996 and also served as General Counsel for CAPCO Automotive Products Corporation beginning in 1995. Prior to 1993,
Mr. Wright held senior in-house counsel positions with Uniroyal Technology Corporation from 1989 to 1992 and Clark Equipment Company from 1979 to 1989.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

                                                      ANNUAL                                    LONG-TERM
                                                   COMPENSATION                            COMPENSATION AWARDS
                                                -------------------                        -------------------
                (A)                    (B)        (C)        (D)            (E)           (G)            (I)
                                                                       OTHER ANNUAL     OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION            YEAR      SALARY     BONUS     COMPENSATION(1)     (#)      COMPENSATION(2)
---------------------------            ----      ------     -----     ---------------     ---      ---------------
Michael B. Savitske                    1999     $325,000   $     0        $2,127        150,000        $5,000
  President and                        1998      322,500    48,061         2,140         10,000         4,750
  Chief Executive Officer              1997      307,500         0         2,794         10,000         4,750

William D. Grafer                      1999      183,300         0           904         50,000         5,000
  Vice President, Finance              1998      181,975    22,599           743          5,000         4,869
                                       1997      174,750         0           829         10,000         5,243

David L. Lawrence                      1999      113,300         0             0         25,000         4,513
  Treasurer, Assistant                 1998      112,475    13,968             0          2,500         3,374
  Secretary                            1997      108,000         0             0          5,000         3,240

Timothy C. Wright                      1999      118,000         0           219         15,000         4,418
  Secretary, General Counsel           1998      117,125    14,545           294          2,500         2,655
                                       1997      113,375         0             0          5,000         4,750

--------------------------

(1) Amounts reimbursed during the fiscal year for payment of taxes.

(2) Amounts are Company-matching contributions to the Employees' Stock Savings Plan.

OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF STOCK
                                                                                             PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                                     FOR OPTION TERM
                                         -----------------                                     ---------------
            (A)                 (B)             (C)             (D)            (E)             (F)         (G)
                                            % OF TOTAL
                                              OPTIONS
                              OPTIONS       GRANTED TO       EXERCISE
                              GRANTED      EMPLOYEES IN        PRICE        EXPIRATION
NAME                            (#)         FISCAL YEAR      ($/SHARE)         DATE           5%($)      10%($)
----                            ---         -----------      ---------         ----           -----      ------
Michael B. Savitske.........  150,000           33%           $2.9375    October 14, 2008   $277,050    $702,300
William D. Grafer...........   50,000           11%            2.9375    October 14, 2008     92,350     234,100
David L. Lawrence...........   25,000            5%            2.9375    October 14, 2008     46,175     117,050
Timothy C. Wright...........   15,000            3%            2.9375    October 14, 2008     27,705      70,230

YEAR-END OPTION VALUE TABLE(1)

                     (A)                                (D)                           (E)
                                               NUMBER OF UNEXERCISED
                                                    OPTIONS AT         VALUED OF UNEXERCISED IN-THE-MONEY
NAME                                              SEPT. 30, 1999          OPTIONS AT SEPT. 30, 1999(2)
----                                              --------------          ----------------------------
                                                 (ALL EXERCISABLE)             (ALL EXERCISABLE)
Michael B. Savitske..........................         290,000                      $       --
William D. Grafer............................         107,000                              --
David L. Lawrence............................          55,000                              --
Timothy C. Wright............................          22,500                              --

------------------------

(1) No options were exercised during the fiscal year.

(2) The exercise price on all unexercised options at September 30, 1999 was in excess of the fair market value of the underlying securities on that date.

                    CERTAIN CONTRACTS WITH NAMED EXECUTIVES

MR. KALICH'S EMPLOYMENT AGREEMENT

    Under his employment agreement with the Company, Mr. Kalich received a one-time signing bonus in the amount of $40,000, and will receive an annual base salary of at least $400,000. During the fiscal year ending September 30, 2000, Mr. Kalich is also entitled to receive a minimum bonus of not less than $36,000, which bonus will increase to not less than $100,000 if the Company meets a designated net income target for the then ending fiscal year. Mr. Kalich will be eligible for bonuses in subsequent years.

    The Company may terminate Mr. Kalich's employment for "cause" including willful failure to perform, after notice and opportunity to cure, or certain criminal or fraudulent conduct or acts of moral turpitude. Mr. Kalich may terminate his employment and continue to receive certain benefits, described below, upon a change of control or for "good reason," including failure of shareholders to approve his stock option grant as proposed, material reduction in responsibility, material decrease in compensation, significant relocation, or if the Company is unwilling to extend Mr. Kalich's employment on terms at least as favorable to Mr. Kalich after his initial three-year term. If the Company terminates Mr. Kalich's employment other than for cause or because of death or disability or if Mr. Kalich terminates for good reason, Mr. Kalich is entitled to a lump sum cash payment equal to two (2) times his annual base salary then in effect and the continuation of his health care and insurance benefits provided under his employment agreement for the ensuing twenty-four months. If
Mr. Kalich's employment terminates due to death or disability, he (or his estate) will be entitled to continued payments of base salary for 24 months (net of disability payments, if applicable).

    Under the agreement, if his employment is terminated pursuant to a change in control of the Company, Mr. Kalich is entitled to a lump sum cash payment. The Company's payment to Mr. Kalich under such circumstances would be 2.99 times his annual base salary then in effect plus 2.99 times the average of his previous two years' bonuses. The payments, in any event, would be limited to the amount that could be received by Mr. Kalich without any loss of tax deduction to the Company for payment under Section 280G of the Internal Revenue Code, dealing with so-called "Excess Parachute Payments." Under the agreement, a "change in control" is defined as (i) the acquisition of control of the Company's Board of Directors by any single entity (or group of entities acting in concert);
(ii) the transfer of at least 51% of the Company's Common Stock to any single entity (or group of entities acting in concert); or (iii) any acquisition by the Company of its own Common Stock which acquisition results in (A) fewer than 300 persons owning the Company's Common Stock, or (B) the Company no longer being listed on a national securities exchange.

    Mr. Kalich's employment agreement entitles him to participate in the Company's Targeted Retirement Benefit Plan, described below, and to be vested in his calculated benefit at the end of the initial term of his agreement.

    Mr. Kalich's employment agreement provides for a non-competition period of three years following his termination of employment.

AGREEMENTS WITH OTHER NAMED EXECUTIVES

    On May 1, 1999, the Company entered into an employment agreement with its then President and Chief Executive Officer, Michael B. Savitske. Under the agreement, Mr. Savitske agreed to assist the Company's Board of Directors in searching for a successor President and Chief Executive Officer and to manage an orderly transition of leadership of the Company from Mr. Savitske to his successor. Mr. Savitske continues to serve the Company as its Vice Chairman.

    On November 16, 1999 Mr. Savitske entered into a new agreement with the Company pursuant to which he resigned his positions as President and Chief Executive Officer, and, in a non-active role, remained entitled to receive his then-current salary and benefits through April 30, 2001. On that date, he will be entitled to participate in the Company's pension and retirement plans.

    On December 31, 1999, Mr. Grafer resigned from his position as Chief Financial Officer of the Company upon entering into an agreement with the Company on substantially the same terms as that of Mr. Savitske, with an expiration date of June 30, 2001.

    The Company also has existing Supplemental Compensation Agreements (the "Agreements") with Mr. Conn, Mr. Lawrence and Mr. Wright, which, following a change in control of the Company, provide for a lump sum compensation payment to the executive in the event of his termination of employment by the Company, or by such executive following a substantial change in his job responsibilities. The lump sum payments for Messrs. Conn, Lawrence and Wright are equal to two times their respective "base amounts" (as defined under Section 280G(b)(3) of the Internal Revenue Code).

    A "change of control" is defined in such Agreements as: (i) the acquisition by any person or entity (other than any Company employee benefit plan) of 30% or more of combined voting power of the Company's outstanding securities; or
(ii) shareholder approval of any consolidation or merger where, following such consolidation or merger, the Company's original shareholders do not hold at least 60% of the voting securities of the surviving corporation; or
(iii) during any 24-month period, the individuals (including "qualified replacements") who, at the beginning of the period, make up the Board of Directors, cease, for any reason, to constitute a majority of the Board; or
(iv) shareholder approval of any sale, lease, exchange or other transfer of all, or substantially all, of the Company's assets to any entity in which the Company, or its shareholders, own less than 60% of that entity's outstanding voting securities. The Agreements extend through September 30, 2000.

                      SALARIED EMPLOYEES' RETIREMENT PLAN

    The Salaried Employees' Retirement Plan (the "Plan") is a defined benefit plan and provides for an annual lifetime pension at normal retirement age (the later of age 65 or five years of participation in the Plan) equal to 1.5% of the participant's total cash compensation from the Company (including any contributions made to the Employees' Stock Savings Plan from their pre-tax remuneration) for the period of covered employment occurring after October 1, 1987. The compensation elements upon which the Plan benefits are based are salary and payments of cash awards under the various incentive plans.

    The Company funds the entire cost of the Plan by periodic contributions to the Plan trust on an actuarial basis. Company contributions to the trust are not allocated to the account of any particular employee; officers participate in the Plan on the same basis as all other employees of the Company who are covered by the Plan.

    Should they continue their covered employment with the Company at their 1999 annual rate of cash compensation until attainment of normal retirement age, the annual lifetime pension at normal retirement age under the Plan would be $33,150 for Mr. Kalich, $48,965 for Mr. Savitske; $51,977 for Mr. Grafer; $39,442 for Mr. Lawrence; and $18,503 for Mr. Wright.

                         SUPPLEMENTAL RETIREMENT PLANS

    The Supplemental Retirement Plan (the "SRP") provides an annual supplemental pension benefit to any participant in the Salaried Employees' Retirement Plan whose benefit under that plan is reduced or limited as a result of rules set forth in the Internal Revenue Code. The funding of the cost of this benefit will come from the general assets of the Company.

    Should they continue their covered employment with the Company at their 1999 annual rate of cash compensation until attainment of normal retirement age, the annual lifetime benefit at normal retirement age under the SRP would be $46,740 for Mr. Kalich, $30,458 for Mr. Savitske, and $4,638 for Mr. Grafer.

    The Targeted Retirement Benefit Plan (the "Targeted Plan") provisions provide that participants' retirement benefit will not be less than 55% of final average earnings. To the extent that Company funded benefits from the Salaried Employees' Retirement Plan and all other sources do not achieve this target, the Targeted Plan will make up the difference. The funding of the cost of the Targeted Plan will come from the general assets of the Company. Current participants are Mr. Kalich, Mr. Savitske and Mr. Grafer.

    Should they continue their covered employment with the Company at their 1999 annual rate of cash compensation until attainment of normal retirement age, the estimated annual lifetime benefit at normal retirement age under the Targeted Plan would be $119,316 for Mr. Kalich, $59,806 for Mr. Savitske and $15,607 for Mr. Grafer.

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF MANAGEMENT

    The table set forth below, including the footnotes, contains information as of June 26, 2000 concerning beneficial ownership of Common Stock by the directors, named executive officers of the Company and by all directors and executive officers of the Company as a group:

                                                                NUMBER OF SHARES
                                                                 OF COMMON STOCK
MANAGEMENT                                                    OWNED BENEFICIALLY(1)   % OF CLASS(5)
----------                                                    ---------------------   -------------
David F. Craigmile..........................................          19,150               --
Ranko Cucuz.................................................           7,000               --
Ronald B. Kalich............................................         263,975(2)             4.4
William D. Grafer...........................................         120,304(2)             2.0
David L. Lawrence...........................................          75,079(2)             1.3
Ernest J. Nagy..............................................          12,000               --
Michael B. Savitske.........................................         307,065(2)            --
Charles E. Schroeder........................................          16,050(3)            --
Donald R. Sheley, Jr........................................           4,000               --
Donald F. Walter............................................          13,800(4)            --
Timothy C. Wright...........................................          36,187(2)            --
Executive Officers and Directors as a Group.................         940,965(2)            14.2

------------------------

(1) Includes in some cases shares held in fiduciary capacity or by wives, children or relatives. The inclusion of these shares is not an admission of beneficial ownership for any other purpose. Each nominee, director or executive has sole voting and investment power over the shares shown as beneficially owned except as noted in footnotes (3) and (4) below and except for shares held in the Employees' Stock Savings Plan, as to which they have sole voting but no investment power. Also includes shares that may be acquired within 60 days of June 26, 2000, through the exercise of stock options under the National-Standard Company Stock Option Plan for Nonemployee Directors or the 1993 National-Standard Stock Option Plan.

(2) Shares shown as beneficially owned include 49,320 shares held in trust under the Employees' Stock Savings Plan, and 845,500 shares which may be acquired within 60 days of June 26, 2000 through the exercise of stock options under the 1993 National-Standard Stock Option Plan and the National-Standard Company Stock Option Plan for Nonemployee Directors.

(3) Includes 5,831 shares voted by Mr. Schroeder as trustee of certain family trusts. The inclusion of these shares is not an admission of beneficial ownership for any other purpose.

(4) Not included are 5,000 shares owned by the Edward and Irma Hunter Foundation, on which board Mr. Walter serves as trustee and shares voting and investment power with other trustees. Mr. Walter disclaims beneficial ownership of such shares.

(5) Less than 1% unless otherwise indicated.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Each director and officer of the Company is required to report to the Securities and Exchange Commission his or her transactions in the Common Stock of the Company. During Fiscal 1999, all reports were filed on a timely basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The table set forth below contains information concerning other principal shareholders known to the Company to own beneficially more than five percent of the Company's outstanding shares of Common Stock.

                                                               NUMBER OF SHARES
                                                               OF COMMON STOCK
BENEFICIAL OWNER                                              OWNED BENEFICIALLY   % OF CLASS
----------------                                              ------------------   ----------
National-Standard Company
  Master Investment Trust...................................        2,017,175(1)      34.8
c/o U.S. Bank National Association
Attn: T. Sandwick SPEN0502
180 East 5th Street
St. Paul, MN 55101

National-Standard Company
  Employees' Stock Savings Trust............................          725,313(2)      12.5
c/o Key Trust Company of Indiana, N.A.
101 South Main Street
Elkhart, Indiana 46516

The Killen Group, Inc.......................................          389,928(3)       6.7
1189 Lancaster Avenue
Berwyn, Pennsylvania 19312

Thomas W. Mittler...........................................          355,800(4)       6.1
3607 South Main Street
South Bend, Indiana 46601

------------------------

(1) U.S. Bank National Association has informed the Company that it held, as of May 31, 2000, these shares of the Company's Common Stock as Trustee under the Company's Master Investment Trust. Under the terms of the Trust, the Company's Investment Committee directs the Trustee with respect to disposition and voting of such shares.

(2) Key Trust has advised the Company that it held, as of July 5, 2000, these shares as Trustee under the Company's Employees' Stock Savings Plan. Under terms of the Trust, the shares held therein are voted by the Trustee in the same proportion as the voting instructions received from the Plan's participants.

(3) According to a report on Schedule 13G filed by The Killen Group, Inc. ("Killen") on February 15, 2000, Killen has sole voting power over 259,834 of such shares.

(4) According to a report on Schedule 13G filed by Thomas W. Mittler filed on February 7, 2000.

                                                                         ANNEX A

[LOGO]

233 South Wacker Drive
Suite 3620
Chicago, IL 60606

312 920-2130
Fax 312 920-2145

                                                            June 26, 2000

The Board of Directors
National-Standard Company

Members of the Board of Directors:

National-Standard Company, an Indiana corporation (the "Company") and Heico Holdings, Inc., or its designated affiliate (the "Acquirer"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) a wholly owned subsidiary of the Acquirer would commence a tender offer (the "Offer") for all the issued and outstanding shares of common stock of the Company (the "Shares") at a price of $1.00 per share net to the seller in cash (the "Consideration"), and (ii) following the consummation of the Offer, the subsidiary of the Acquirer would be merged with and into the Company (the "Merger"), with each Share, other than treasury Shares or Shares held by the Acquirer or any affiliate of the Acquirer or as to which dissenter's rights have been perfected, being converted into the right to receive $1.00 in cash. The Offer and the Merger are also referred to herein as the "Transaction."

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. For our services in rendering this opinion, the Company will pay us a fee that is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to pay us an additional fee that is contingent upon the consummation of this, or any other, Transaction. In the past, we have been engaged by the Company to perform analyses of certain strategic alternatives and the potential impact of these alternatives on shareholder value. The Company has also agreed to indemnify us against certain liabilities in connection with this engagement.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have:

    (i) Reviewed a draft of the Merger Agreement dated June 24, 2000;

    (ii) Reviewed the Annual Reports on Form 10-K for the Company for the three fiscal years ended September 30, 1997, 1998 and 1999;

   (iii) Reviewed the Quarterly Reports on Form 10-Q for the Company for the quarters ended December 31, 1999, and March 31, 2000;

The Board of Directors
National-Standard Company
June 26, 2000
Page 2

    (iv) Reviewed unaudited financial results and certain other operating data for the Company for the period ended May 31, 2000 and certain financial forecasts for the Company;

    (v) Been informed by the Company of the potential effects of insolvency on the Company and the effect an insolvency could be expected to have with respect to the value of the Shares;

    (vi) Conducted discussions with members of senior management and representatives of the Company concerning the financial condition, liquidity, operating performance and balance sheet of the Company and the prospects for the Company, generally, and the matters described above in clauses (ii), (iii) and (iv), as well as the Company's business and prospects before and after giving effect to the Transaction, and conducted discussions with members of senior management and representatives of the Company concerning the matters described in clause (v) above;

   (vii) Reviewed the historical prices and trading activity for the Shares;

  (viii) Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant;

    (ix) Compared certain financial data of the Company with certain financial and securities data of companies we deemed similar to the Company.

We have relied upon and assumed with your consent the accuracy, completeness and fairness of the financial statements, liquidity analysis, and other information provided by the Company or otherwise made available to us and have not assumed responsibility for independently verifying such information. We have assumed with your consent that the information provided pertaining to the Company has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company, and that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed with your consent that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements or information made available to us.

We have assumed, with your consent, that (i) the Company will be unable to secure alternative financing in sufficient time to provide working capital to continue operations, (ii) the Company may soon be in default under agreements with its vendors resulting in an unwillingness of vendors to continue relationships with the Company, (iii) as a result, it is unlikely that the Company will be able to continue as a going concern in the absence of consummation of the Transaction and would likely seek protection from creditors under the bankruptcy laws, and (iv) the likely result of a bankruptcy proceeding would be no value to Company shareholders.

U.S. Bancorp Piper Jaffray has not been asked to, nor have we, solicited any alternative financing transactions or business combinations and we have relied on the Company's representations with respect the availability or absence of such alternatives.

The Board of Directors
National-Standard Company
June 26, 2000
Page 3

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company, have not been furnished with any such appraisals or valuations, have made no physical inspection of the properties or assets of the Company and express no opinion regarding the liquidation value of the Company.

We have also assumed with your consent that the final form of the Merger Agreement, as and when executed, will be the same in all material respects as the last draft thereof reviewed by us.

Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company or its affiliates is a party or may be subject and at the Company's direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matter.

Our opinion is necessarily based upon the assumptions made and information available to us, facts and circumstances and economic, material and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which Shares have traded or at which such Shares may trade at any future time.

It is understood that our opinion is intended solely for your benefit and use in connection with your evaluation of the Transaction and does not address any other aspect of the Merger or any other transaction related to the Transaction. Our opinion does not address the merits of your underlying decision to proceed with or effect the Transaction and does not constitute a recommendation to any shareholder whether to tender their Shares in the Offer or how any shareholder should vote or otherwise act with respect to the Merger or the Merger Agreement. Our opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, without our prior written consent, except as provided in our engagement letter dated
September 15, 1998 and amended May 26, 2000.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

U.S. BANCORP PIPER JAFFRAY INC.

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